EXHIBIT 99.1

CDT Environmental Technology Investment Holdings Limited

城道通環保科技投資控股有限公司

(the “Company”)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE is hereby given that an Extraordinary General Meeting of the Company will be held virtually by electronic means on Tuesday, the 28th day of July 2026 commencing at 9:30 a.m. (Beijing time) (the “Meeting”).

Shareholders may attend the meeting via the internet and vote during the meeting at www.virtualshareholdermeeting.com/CDTG2026SM. The Meeting will be held for the purpose of considering and voting upon, and if thought fit, passing and approving the following resolutions of the Company:

1.	CHANGE OF NAME

AS A SPECIAL RESOLUTION that:

a.	subject to and conditional upon the approval of the Registrar of Companies of the Cayman Islands by way of issuing a certificate of incorporation on change of name, the dual foreign name of the Company be changed from 城道通環保科技投資控股有限公司 to 宸邦科技 with effect from the date of the certificate of incorporation on change of name issued by the Registrar of Companies of the Cayman Islands.

b.	the registered office provider of the Company be authorized to attend to the necessary filings with the Registrar of Companies in the Cayman Islands in relation to the above resolutions.

2.	INCREASE OF AUTHORISED SHARE CAPITAL

AS AN ORDINARY RESOLUTION that:

a.	the current authorised share capital of the Company be increased as follows:

from:

US$250,000 divided into 4,000,000 ordinary shares of a par value of US$0.0625 each, consisting of (a) 3,760,000 Class A Ordinary Shares of a par value of US$0.0625 each, and (b) 240,000 Class B Ordinary Shares of a par value of US$0.0625 each, to:

US$31,250,000 divided into 500,000,000 ordinary shares of a par value of US$0.0625 each, consisting of (a) 470,000,000 Class A Ordinary Shares of a par value of US$0.0625 each, and (b) 30,000,000 Class B Ordinary Shares of a par value of US$0.0625 each (the “New Authorised Share Capital”), by the creation of an additional (a) 466,240,000 unissued Class A Ordinary Shares of a par value of US$0.0625 each to rank pari passu in all respects with the existing Class A Ordinary Shares of the Company, and (b) 29,760,000 unissued Class B Ordinary Shares of a par value of US$0.0625 each to rank pari passu in all respects with the existing Class B Ordinary Shares of the Company (the “Authorised Share Capital Increase”).

b.	the registered office provider of the Company be authorized to attend to the necessary filings with the Registrar of Companies in the Cayman Islands in relation to the above resolutions.

3.	CONSOLIDATION OF SHARE CAPITAL

AS AN ORDINARY RESOLUTION that:

a.	immediately following the Authorised Share Capital Increase and the alteration to the New Authorised Share Capital, subject to and conditional upon that the Board in its sole discretion determining the exact ratio to be selected at the sole discretion of the Company’s board of Directors (the “Board”) without further shareholder approval (the “Consolidation Ratio”), a share consolidation (“Share Consolidation”) of the Class A Ordinary Shares and Class B Ordinary Shares, of par value US$0.0625 each, at a ratio of not less than 1-for-5 and not more than 1-for-10 be approved, whereby every 5-10 Shares (depending on the Consolidation Ratio determined by the Board) of each issued and unissued (i) Class A Ordinary Share, and (ii) Class B Ordinary Share, shall be consolidated into (i) one Class A ordinary share of a par value of US$0.3125 to US$0.625 (depending on the Consolidation Ratio determined by the Board), and (ii) one Class B ordinary share of a par value of US$0.3125 to US$0.625 (depending on the Consolidation Ratio determined by the Board), respectively (each, a “Consolidated Share”); and each such Consolidated Share shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the memorandum and articles of association of the Company then in effect, so that immediately following the effectiveness of the Share Consolidation, the authorised share capital of the Company shall be changed:

from:

US$31,250,000 divided into 500,000,000 ordinary shares of a par value of US$0.0625 each, consisting of (a) 470,000,000 Class A Ordinary Shares of a par value of US$0.0625 each, and (b) 30,000,000 Class B Ordinary Shares of a par value of US$0.0625 each, to:

US$31,250,000 divided into a range of between 50,000,000 to 100,000,000 ordinary shares of a par value of US$0.3125 to US$0.625 each (depending on the Consolidation Ratio determined by the Board), respectively, consisting of (a) 47,000,000 to 94,000,000 Class A ordinary shares of a par value of US$0.3125 to US$0.625 each, and (b) 3,000,000 to 6,000,000 Class B ordinary shares of a par value of US$0.3125 to US$0.625 each.

b.	the Company will not issue fractional shares upon the Share Consolidation taking effect. The number of shares held by each shareholder will be rounded up to the nearest whole number if, as a result of the Share Consolidation, the number of shares owned by any shareholder would not be a whole number.

c.	upon the approval of the shareholders of the Company by ordinary resolution of the Share Consolidation and the approval of the Board determining the exact ratio of Share Consolidation and the relevant effective date, the transfer agent of the Company be authorized to make entries in the register of members of the Company accordingly to reflect the above described Share Consolidation and that all existing share certificates be cancelled and that, to the extent necessary, any director of the Company be authorised to prepare, sign, seal (if necessary) and deliver for and on behalf of the Company new share certificates pursuant to the memorandum and articles of association of the Company to the existing shareholders of the Company as a result of the Share Consolidation; and that upon the approval of the shareholders of the Company by ordinary resolution, the registered office provider of the Company be authorized to attend to the necessary filings with the Registrar of Companies in the Cayman Islands in relation to the above resolutions.

4.	REDESIGNATION OF SHARES

AS AN ORDINARY RESOLUTION that:

a.	the redesignation of the 182,983 Class A Ordinary Shares of a par value of US$0.0625 each held by CDT Environmental Technology Holdings Limited (the “LI Shares”) to 182,983 Class B Ordinary Shares (the “Share Redesignation”) be and is hereby approved, and the Share Redesignation be effected by way of repurchase of the LI Shares and issue and allotment of 182,983 Class B Ordinary Shares of a par value of US$0.0625 each, AND that any one Director of the Company be and is hereby authorised to effect the said repurchase in any manner as he considers necessary and out of funds legally available including out of capital (including share premium account and capital redemption reserve) provided that the Company, can immediately following such payment, pay its debts as they fall due in the ordinary course of business, and to issue and allot the said Class B Ordinary Shares with no further action be required to be taken by the shareholders or the Directors of the Company.

b.	any director of the Company or the transfer agent of the Company be authorized and instructed to update the register of members of the Company and be instructed to prepare the Company share certificates in connection with such Share Redesignation.

c.	any director or officer of the Company be, and each such director or officer acting alone hereby is authorized to do and perform any and all such acts, including execution of any and all documents and certificates, as such director shall deem necessary or advisable, to carry out the purposes and intent of the foregoing resolutions.

5.	OMNIBUS RESOLUTIONS

AS AN ORDINARY RESOLUTION THAT:

a.	in connection with the actions contemplated by the foregoing resolutions, each of the Directors and such other persons as are authorised by any of them be, authorised, in the name and on behalf of the Company, to do such further acts and things as any Director or such other person shall deem necessary or appropriate in connection with, or to carry out the actions contemplated by, the foregoing resolutions, including to do and perform (or cause to be done and performed), in the name and on behalf of the Company, all such acts and to make, execute, deliver, issue or file (or cause to be made, executed, delivered, issued or filed) with any person, including any governmental authority or agency, all such agreements, documents, instruments, certificates, consents and waivers, and all amendments to any such agreements, documents, instruments, certificates, consents or waivers, and to pay, or cause to be paid, all such payments, as any of them may deem necessary or advisable to carry out the intent of the foregoing resolutions, the authority for the taking of any such action and the execution and delivery of such of the foregoing to be conclusively evidenced thereby.

b.	any and all actions of the Company, or of any Director, taken in connection with the actions contemplated by the foregoing resolutions prior to the execution hereof be ratified, confirmed, approved and adopted in all respects as fully as if such action(s) had been presented to for approval, and approved by, all the Directors prior to such action being taken.

All registered shareholders of the Company at the close of business on June 22, 2026 (the Record Date) are entitled to receive notice of, attend and vote on the matters to be acted on at the Meeting and any adjourned or postponed meeting thereof.

All shareholders may cast their votes by proxy. Information on how to vote by proxy is contained in the proxy card or other voting instructions included in the accompanying information sheet.

Dated July 6, 2026

By Order of the Board

/s/ Li Yunwu

Name: Li Yunwu
Director